September 8, 2009
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Global Consumer Acquisition Corp, Revised Preliminary Proxy Statement and Revised Preliminary Information Statement File No. 001-33803 Filed September 3, 2009
Dear Mr. Windsor:
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement (the “Proxy Statement”) and Preliminary Information Statement (the “Information Statement”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated September 4, 2009 (the “Comment Letter”).
     I am writing to respond to the sole remaining comment to Amendment No. 3 to the Information Statement (“Information Statement Amendment No. 3”) and to indicate the changes that have been made in Information Statement Amendment No. 3 and Amendment No. 4 to the Proxy Statement (“Proxy Amendment No. 4”) that is being filed today with the Staff. Four clean copies of Information Statement Amendment No. 3 and Proxy Amendment No. 4, with annexes, and four marked courtesy copies of each are enclosed for your reference. The marked copies show the changes made since the filing of the Company’s Information Statement Amendment No. 2 filed with the Commission on August 31, 2009, and the filing of the Company’s Proxy Amendment No. 3 filed with the Commission on September 3, 2009.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 8, 2009

     Please note that since the filing of Proxy Amendment No. 3, the Company has received feedback from the Federal Deposit Insurance Corporation (“FDIC”) with respect to the Company’s application to convert to a bank holding company. In particular, the FDIC has indicated its concern with the “termination date” of the Company as set forth in the Company’s Amended and Restated Certificate of Incorporation. In order to facilitate and expedite FDIC review of the Company’s application to become a bank holding company and the consummation of the acquisition of 1st Commerce Bank, the Company has determined that it is in the best interests of the Company and its stockholders to revise its proposed amendments to its Amended and Restated Certificate of Incorporation.
     Under Proxy Amendment No. 3 filed on September 3, 2009, the Company proposed to make the following changes to its Amended and Restated Certificate of Incorporation:
•	remove the termination date and change its corporate existence to perpetual;
•	remove the provision which limits the Company’s powers to liquidating in the event that a business combination has not been consummated prior to the termination date; and
•	eliminate all other provisions applicable only to blank check companies.
However, based on the Company’s discussions with the FDIC, it is now proposing to make these amendments effective following stockholder approval of its acquisition of 1st Commerce Bank, rather than upon consummation of the acquisition of 1st Commerce Bank. In connection with these revised proposals, the Company is also proposing to amend the Investment Management Trust Agreement, dated November 27, 2007, between the Company and Continental Stock Transfer & Trust Company to permit the Company to distribute funds from its trust account to its public stockholders that exercise conversion rights in connection with the acquisition of 1st Commerce Bank, and to disburse the funds remaining in the trust account to the Company, following stockholder approval of the acquisition of 1st Commerce Bank. These changes are reflected in Proxy Amendment No. 4.
     In addition, in connection with the ongoing review of our applications to become a bank holding company, the federal regulatory agencies have requested, and may further request, that we take additional measures to facilitate our transition to a bank holding company. In particular, regulators may request changes to our proposed directors and executive officers. Proxy Amendment No. 4 has been revised to reflect certain changes to proposed management since the filing of Proxy Amendment No. 3 and the possibility of further changes.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 8, 2009

     For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in Information Statement Amendment No. 3.
Preliminary Information Statement
Amendments to the Original Warrant Agreement, page 2
1.	Please revise to include the information in the first paragraph of your response in this section.
     The Company has amended Information Statement Amendment No. 3 to address the Staff’s comment.
     In connection with responding to your comments, as requested on page 2 of the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Staff from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.
Very truly yours,
Frank J. Lopez

cc:	Michael Clampitt (Securities and Exchange Commission)
Todd Schiffman (Securities and Exchange Commission)
Lindsay Bryan (Securities and Exchange Commission)
John Nolan (Securities and Exchange Commission)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Jason N. Ader (Global Consumer Acquisition Corp.)
Daniel Silvers (Global Consumer Acquisition Corp.)
Andrew Nelson (Global Consumer Acquisition Corp.)